Union House

Regulation Crowdfunding



Raising up to $1M

Equity Stake

Target: 15% IRR

Indicate Interest

(https://vicinitycapital.com/indicate-

interest-nsc/)

Coming Soon!

Start date: February 16, 2022

End date: June 8, 2022

View Map

Welcome! This page provides information about our project. We are collecting indications of interest for a potential capital raise through Regulation Crowdfunding. Please reference important guidance regarding Rule 206 under the Disclosures section below.

The Deal   Shop Talk   Local Buzz   Q & A

Why fund our local story

Highlights

- The first single-family homes purpose-built for communal living
- Cost-effective, innovative workforce housing development
- Veteran leadership with 15 years of complex real estate and private equity projects
- Previous successful investment crowdfunding campaign
- Communal co-living multi-tenant spaces built to single family ordinances
- No rezoning required
- New business model supports strong profit potential alongside its positive community impact

Overview

The Opportunity

As noted in recent studies, Greenville is suffering from a lack of affordable housing capacity, especially for single residents who desire to live downtown. And, as the local population grows, this problem is only getting worse. Increased demand and low supply is driving rent costs higher, pushing more residents into cost-burdened housing situations (spending over 30% of income on housing). This often includes workforce populations such as teachers, restaurant staff, frontline healthcare workers, and public sector employees such as police and firefighters.



In addition to limited capacity, many affordable housing structures lack dignity, exist separate from traditional neighborhoods, and create an eyesore for the surrounding community. Union House will be the first single-family development purpose-built for communal living. Our unique designs create affordable housing for multi-family tenants within the constructs of single-family ordinances. This efficient layout allows for residences to live in community with their neighbors while providing low-cost, high-quality spaces.

How It Works

____

We're reimagining affordable housing. Our designs create convenient co-living with a modern touch.

Each home has 2 distinct sections, connected by the stairwell/entry hall. This layout allows a resident to choose between entering the public space or going straight to their private space. Individual bedrooms are also laid out in a way that each resident only shares a floor with one other bedroom.

The site will include multiple structures with two unique designs.

Design Type 01   Design Type 02






BED #6
BED #5
LIVING/DINING/KITCHEN
ENTRY & STAIR
ENTRY & STAIR
BED #4
BED #3
BED #2
BED #1

More than a room

To increase accessibility and ease of use, each home is all-inclusive with fully furnished living spaces and a shared pool area. Rent includes utilities, high-speed internet, weekly cleanings and more. Flexible all-in leases range from $700 - $1,200 per month.



Fully Furnished



One Monthly Fee



Flexible Lease



Weekly Cleaning



High Speed Wifi



Built-in Community



On-site Laundry



Community Spaces

Each structure features

1

Separate communal space, including a large kitchen, living room, and dining room



LIVING AND DINING
KITCHEN
1
2
3
COAT
SUITE 2
SUITE 1

2

Stairwell and entryway that help separate living and communal space

3

Ground-floor master bedroom.
Most bedrooms include office/desk area and space for private kitchenette

Beautiful. Modern. Practical.

We're creating living spaces that meet the needs of modern day renters. Today's renters need a new housing option that is more flexible, efficient, affordable, and communal. It is time for our homes to keep up with our rapidly changing world.







Property site plan






PARKING
PARKING
HOUSE 01 PARKING
HOUSE 02 PARKING
HOUSE FOUR
HOUSE THREE
HOUSE TWO
HOUSE ONE
RUTHERFORD ROAD

Our custom plans were created by Boyd Architects (https://www.boyd-architects.com/) out of Charleston, South Carolina. *Plans subject to change based on city approval.*

The Neighborhood

Located just a few miles north of downtown, Union House resides within a rapidly expanding area known for its services, shopping, and range of fast and casual dining options.

It also serves as a gateway to nearby Furman University, Paris Mountain State Park, Travelers Rest, and all points north.


North Acres
UNION HOUSE
Sans Souci
Church St
Poinsett Hwy
Cedar Ln Rd
Lake Forest Heights
Wade Hampton Bl
The Vintage Apartment Homes
Timberlake
E North St
NORTH MAIN
Overbrook
Kendall Green
Poinsett
Hampton Ave
E Park Ave
Greenville
Birnie St

The Market Need

Approximately 85,000 Greenville area households are at 80% AMI (area median income) or below. Of this group, approximately 46,000 are housing cost-burdened with young renters the most likely to face issues with affordability. Union House will serve this audience, offering a rent prices starting at $700, desirable for single renters at ~80% AMI.

The Team



Matt McPheely
Founder/Developer

Greenville Native with 15 years of real estate and private equity experience. Sold and raised more than $200M in real estate and operating business transactions. Matt is passionate about community-building and impact investing. Matt recently began development on Chapel (https://chapelgvl.com/), a community-focused project that recently successfully raised with Vicinity.

 LinkedIn (https://www.linkedin.com/in/mattmcpheely/)
 Twitter (https://twitter.com/mattmcpheely)

Investment Summary

Terms

- This planned security type is for an **equity stake**.

- The **minimum investment is $500**.

- The **target IRR is 15%** and a **3-5 year hold period.**

Use of Funds

- **$300k to $500k** for use in construction of the 4 houses

- **$500k up to $700k** for use in fully furnishing the houses

- **$Over $700k** for contingency and debt reduction

Hard Costs Include

- Construction

- Pool

- Furnishings, etc

Soft Costs Include

- Architecture and Engineering

- Construction management

- Marketing

- Leasing

Financial Highlights





This info is provided by the Company. Vicinity never predicts or projects performance, and has not reviewed or audited this financial forecast.

Docs

Offering docs will be posted here when campaign is live   Download
(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/VW5pb24gSG91c2U=/kxtl020322082214.pdf)

Risks

Investing carries general risks, such as losing all the money you invest. There are also project-specific risks that will be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here (https://vicinitycapital.com/faq-investors/).

Disclosures

Disclosures

This is not a live securities offering at this time.

- No money or other consideration is being solicited, and if sent in response, will not be accepted;
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform
- A person's indication of interest involves no obligation or commitment of any kind.

Resources

Subscribe (https://vicinitycapital.com/#form)
Educational Materials (https://vicinitycapital.com/educational-materials/)
Vicinity Views (https://vicinitycapital.com/vicinityviews/)

About Us

Contact (https://vicinitycapital.com/about/#contact-form)
About (https://vicinitycapital.com/about/)
FAQs (https://vicinitycapital.com/faq/)

Social Media

LinkedIn (https://www.linkedin.com/checkpoint/
UX38y0514IdU4xPu_Sc42WYUMFqG
Facebook (https://www.facebook.com/vicinitycap
Twitter (https://twitter.com/VicinityCapital/)
Instagram (https://www.instagram.com/vicinityca
hl=en)

This website, VicinityCapital.com ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who understand the risks and investment criteria (https://vicinitycapital.com/faq-investors) may invest.